FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June, 2009

Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Blvd. Manuel Avila Camacho 36
Col. Lomas de Chapultepec
Del. Miguel Hidalgo
11000 Mexico City
Mexico
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....☒.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...☒...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

PRESS RELEASE

ICA ANNOUNCES AWARD OF LONG TERM SERVICE CONTRACT FOR THE
EL REALITO AQUEDUCT IN SAN LUIS POTOSI

•     The ICA-led consortium plans to invest Ps. 2,382 million to develop the 132 km project to supply water to the San Luis Potosi metropolitan area

•     Subject to meeting conditions precedent, the 25-year service contract is expected to be to be signed in July

Mexico City, June 19, 2009 – Empresas ICA, S.A. de C.V. (BMV and NYSE: ICA) announces that yesterday, a consortium led by its subsidiary Controladora de Operaciones de Infraestructura, S.A. de C.V. (CONOISA) was awarded through a international public bidding process the 25-year service contract to build, operate, and maintain the El Realito Aqueduct water supply and purification system by the State Water Commission of San Luis Potosi (CEASLP). Subject to meeting conditions precedent, the service contract is expected to be signed on approximately July 3, 2009.

The El Realito Aqueduct will bring water 132 km from the El Realito dam on the Rio Santa Maria to the city of San Luis Potosi. The project also includes three pumping stations, a 1.0m3/s capacity water treatment plant, and water storage tanks.

The project scope includes the development of the executive project, construction, testing, operation, conservation, and maintenance of the El Realito Aqueduct over the 25-year term (2 years construction, 23 years operation). The required investment is estimated to be approximately Ps. 2,382 million, including costs of financing and construction. The Mexican Government’s National Infrastructure Trust Fund (FONADIN) will provide 49% of the financing. The balance will be provided by equity capital from the consortium and commercial bank debt.

The consortium includes: ICA, as consortium leader, through its subsidiary CONOISA, 51% and Fomento de Construcciones y Contratas (FCC) through its subsidiary Aqualia and Servicios de Agua Trident, with a combined 49%. ICA expects to consolidate 51% of the construction.

This press release may contain projections or other forward-looking statements related to ICA that involve risks and uncertainties. Readers are cautioned that these statements are only projections of future events based on assumptions and estimates ICA believes to be reasonable, but these projections may differ materially from actual future results or events. Factors that could cause actual results to differ materially and adversely include, but are not limited to: changes in general economic, business or political or other conditions in Mexico or changes in general economic or business conditions in Latin America, changes in capital markets in general that may

For more information contact:
Alonso Quintana (5255) 5272 9991 x 3653 alonso.quintana@ica.com.mx	In the United States: Zemi Communications
Luciana Garcia (5255) 5272 9991 x 3697 luciana.garcia@ica.com.mx	Daniel Wilson (212) 689 9560 dbmwilson@zemi.com
Berenice Muñoz (5255) 5272 9991 x 3678 berenice.munoz@ica.com.mx

PRESS RELEASE

affect policies or attitudes towards lending to Mexico or Mexican companies, increased costs, unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms. Readers are referred to the documents filed by ICA with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to ICA on the date hereof, and ICA assumes no obligation to update such statements.

Empresas ICA, S.A.B. de C.V. was founded in 1947. ICA’s principal lines of business are civil and industrial construction and engineering; housing; and infrastructure operations, including airports, toll roads, and municipal services. For more information please visit www.ica.com.mx.

INVESTOR RELATIONS	www.ica.com.mx	2/2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 19, 2009

Empresas ICA, S.A.B. de C.V.
/s/ JOSE LUIS GUERRERO ALVAREZ
Name: José Luis Guerrero Alvarez
Title: Chief Executive Officer